Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Tuesday, 14 February 2023

LINE-ITEM GUIDANCE AND OTHER ITEMS

Woodside’s 2022 full-year results are scheduled for release on Monday, 27 February 2023.

This announcement contains line-item guidance and other information relevant to the 2022 full-year results, and information about future application of Woodside’s depreciation policy.

2022 full-year line-item guidance

Comments
Depreciation and amortisation
Oil and gas properties	$million	2,700 – 2,900
Lease assets	$million	130 – 150

Cost of production
Production cost	$million	1,230 – 1,330

Other income
Other income	$million	690 – 770	Includes sale of 49% of the Pluto Train 2 Joint Venture

Other costs
Impairment reversals (benefit)	$million	~(900)	~($630m) post-tax
General, administrative and other costs	$million	750 – 830	Includes merger transaction costs
Other	$million	1,000 – 1,100	Includes hedging losses

Taxes
PRRT benefit	$million	290 – 330	Includes recognition of Pluto DTA (refer to detail on the following page)
Income tax expense	$million	2,800 – 3,000	Includes effect of Pluto PRRT DTA (~$408m) and Wheatstone impairment reversal (~$270m)

Asset value review: impairment reversals and deferred tax asset recognition

Woodside has undertaken a review of the year-end carrying values of its assets in accordance with its accounting policies and the accounting standards. As a result, the 2022 full-year financial statements are expected to recognise a non-cash, post-tax asset value impairment reversal of approximately $630 million (pre-tax value of approximately $900 million) for the Wheatstone asset, primarily due to a revision in short and long term LNG price assumptions.

Woodside also expects to recognise a Pluto petroleum resource rent tax (PRRT) deferred tax asset (DTA) of approximately $1,360 million, primarily due to higher 2022 income, improved future price assumptions and additional volumes processed through the Pluto-KGP Interconnector. The DTA is recognised as a benefit in the PRRT tax line item in the consolidated income statement in the financial statements, and is included in the PRRT line item guidance above.

The Wheatstone impairment reversals and Pluto PRRT DTA will be excluded from underlying net profit after tax (NPAT) for the purposes of calculating the 2022 full year dividend, consistent with prior practice.

Change in application of depreciation policy from 2023

Woodside has undertaken a review of the Group’s depreciation methodology for oil and gas properties in accordance with its accounting policies and the accounting standards, considering the scale and diversity of the post-merger portfolio and to ensure alignment with common industry practice.

Woodside’s existing accounting policy permits the depreciation of upstream assets on a unit of production basis using either proved (1P) or proved plus probable (2P) reserves. From 2023, upstream oil and conventional gas assets will be depreciated over proved reserves (previously proved plus probable, except for certain assets considered late life). Upstream LNG assets will continue to be depreciated over proved plus probable reserves. Multiproduct assets are assessed on a case-by-case basis and aligned to the most appropriate method.

This change better aligns with the investment decision making process for oil and conventional gas projects. This change applies to Woodside’s interests in Shenzi, Atlantis, Mad Dog, Greater Angostura, Ngujima-Yin, Pyrenees, Macedon and Bass Strait.

Depreciation of Pluto, North West Shelf and Wheatstone will remain on a proved plus probable basis and all other assets will remain on a proved basis.

The indicative depreciation expense in 2023 is expected to be approximately $4.4 billion.1 This includes the effect of the expected Wheatstone impairment reversal and any asset value adjustments resulting from the purchase price allocation due to the merger with BHP’s petroleum business.

2023 planned major maintenance

Major turnaround activity in 2023 is planned for the following assets:

•	Pluto LNG major turnaround in Q2 2023, duration approximately 4 weeks

•	North West Shelf LNG Train 1 major turnaround in Q3 2023, duration approximately 4 weeks

•	Ngujima-Yin FPSO dry dock in H1 2023, duration approximately 4 months.

[1]	Indicative, not guidance. Based on current forecasts and subject to assumptions and uncertainties.

Woodside’s 2023 full-year production guidance remains unchanged at 180 – 190 MMboe.

Reserves reporting

The Reserves Statement to be included in the 2022 full-year results will consolidate the reporting of certain assets into regional groups of greater materiality, which is better aligned with industry practice and consistent with the scale of the post-merger portfolio. The consolidated asset groups are:

•	Exmouth, comprising Ngujima-Yin, Pyrenees, Macedon and Julimar-Brunello

•	Gulf of Mexico, comprising Shenzi, Shenzi North, Atlantis and Mad Dog

•	International, comprising Angostura, Ruby, Sangomar, Trinidad & Tobago Deep Water and Trion.

2022 full-year results and teleconference

Woodside’s Annual Report 2022, Sustainable Development Report 2022, Climate Report 2022 and associated investor briefing will be released to the market on Monday, 27 February 2023, and will be available on Woodside’s website at www.woodside.com.

A teleconference providing an overview of the 2022 full-year results and a question and answer session will be hosted by Woodside CEO and Managing Director, Meg O’Neill, and Chief Financial Officer, Graham Tiver, on Monday, 27 February at 10:00 AEDT / 07:00 AWST (17:00 CST Sunday, 26 February).

We recommend participants pre-register 5 to 10 minutes prior to the event with one of the following links:

•	https://webcast.openbriefing.com/wds-fyr-2023/ to view the presentation and listen to a live stream of the question-and-answer session

•

https://s1.c-conf.com/diamondpass/10028290-3mrhp6.html to participate in the question-and-answer session. Following pre-registration, participants will receive the teleconference details and a unique access passcode.

Contacts:

INVESTORS	MEDIA

Matthew Turnbull (Group)	Christine Forster
M: +61 410 471 079	M: +61 484 112 469
E: christine.forster@woodside.com

Sarah Peyman (Australia)
M: +61 457 513 249

Rohan Goudge (US)
M: +1 (713) 679-1550

E: investor@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition which reflect Woodside’s views held as at the date of this announcement. Forward-looking statements generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. These forward-looking statements include, but are not limited to, statements about Woodside’s expectations and guidance with respect to asset valuations and the application of depreciation policy. Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, drilling and production results; gas commercialisation; development progress; operating results; engineering estimates; environmental risks; physical risks; project delay or advancement; approvals; fluctuations in commodity prices; the impact of armed conflict and political instability (such as the ongoing conflict in Ukraine) on economic activity and oil and gas supply and demand; the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws; inflation and government efforts to reduce inflation; increases in interest rates; and fluctuations in currency exchange rates.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report which was released to the Australian Securities Exchange on 17 February 2022 and in Woodside’s filings with the U.S. Securities and Exchange Commission. Further details of the key risks can also be found in the prospectus issued by Woodside in connection with its admission to trading on the London Stock Exchange, available on the Company’s website at https://www.woodside.com/investors. You should review and have regard to these risks when considering the information contained in this announcement.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. Past performance is no guide to future performance.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.

All figures are for the year ending 31 December 2022, unless otherwise stated.

All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd or its applicable subsidiaries.